# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BeiGene, Ltd., CIK 0001651308
CUSIP: 07725L102
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O MOURANT GOVERNANCE SERVICES (CAYMAN), 94 SOLARIS AVENUE, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000902664-24-006827
Filed by CIK 0001762304
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- HHLR Advisors, Ltd. (CIK 0001762304): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 92,805,741; sole dispositive power 0; shared dispositive power 92,805,741; aggregate amount beneficially owned 92,805,741 (6.7% of the class)
  Comment: Consists of (i) 79,357,423 ordinary shares held by a fund managed by HHLR (as defined below), of which 3,771,300 ordinary shares are held in the form of 290,100 ADSs and (ii) 13,448,318 ordinary shares held by a fund managed by HIM (as defined below), of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.
- Hillhouse Investment Management, Ltd. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 92,805,741; sole dispositive power 0; shared dispositive power 92,805,741; aggregate amount beneficially owned 92,805,741 (6.7% of the class)
  Comment: Consists of (i) 79,357,423 ordinary shares held by a fund managed by HHLR, of which 3,771,300 ordinary shares are held in the form of 290,100 ADSs and (ii) 13,448,318 ordinary shares held by a fund managed by HIM, of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0001 per share
Name of issuer: BeiGene, Ltd.
Address of issuer's principal executive offices: C/O MOURANT GOVERNANCE SERVICES (CAYMAN), 94 SOLARIS AVENUE, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-1108
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") (as previously filed and amended and amended further hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends and restates Items 5 (a)-(c) as set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 1,393,867,704 Ordinary Shares outstanding as of February 20, 2025, as reported in the Issuer's Amendment No. 2 to the Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On March 3, 2025, HHLR Fund sold 2,480,000 ADSs pursuant to a block trade with Goldman Sachs & Co. LLC at a price of $244.50 per ADS.

## Signatures
- HHLR Advisors, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (03/03/2025)
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (03/03/2025)